UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Fathom Holdings Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

31189V 109
(CUSIP Number)

October 3, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31189V 109

SCHEDULE 13G

1	Names of Reporting Persons
Joshua Harley
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Source of Funds (See Instructions)
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
3,428,901
	8	Shared Voting Power
2,416,410(1)
	9	Sole Dispositive Power
3,428,901
	10	Shared Dispositive Power
2,416,410(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,845,311
12	Check box if the aggregate amount in row (11) excludes certain shares (See Instructions)
☐
13	Percent of class represented by amount in row (11)
27.8% (*)
14	Type of Reporting Person (See Instructions)
IN

(1)	Includes 343,032 shares of common stock outstanding, no par value per share (the “Common Stock”) of Fathom Holdings Inc. (the “Issuer”) held in a trust for the brother-in-law of Mr. Harley (the “Reporting Person”) in which the Reporting Person has voting control of such Common Stock. The Reporting Person has no dispositive power or pecuniary interest in the 343,032 shares of Common Stock held in the trust for the brother-in-law of the Reporting Person.

* Based on 21,007,879 shares of the Issuer’s Common Stock outstanding as of August 13, 2024, as set forth in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2024, as filed with the Securities and Exchange Commission (the “SEC) on August 13, 2024 (the “Form 10-Q”).

SCHEDULE 13D

This Amendment No. 5 on Schedule 13D amends the statement on Schedule 13D, dated July 15, 2021, which relates to the Common Stock of the Issuer, as previously amended on Schedule 13D/A, dated November 22, 2021, on Schedule 13D/A, dated March 25, 2022, on Schedule 13D/A, dated December 11, 2023, and on Schedule 13D/A, dated September 16, 2024, filed by the Reporting Person.

This Amendment No. 5 on Schedule 13D is being filed to show the change in percentage of beneficial ownership held by the Reporting Person as a result of the Reporting Person receiving a gift of shares of Common Stock (as reported on a Form 4 filed by the Reporting Person with the SEC on October 7, 2024). Except as expressly amended below, the Schedule 13D, dated July 15, 2021, which was previously amended on November 22, 2021, March 25, 2022, December 11, 2023, and September 16, 2024, remains in effect.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 5 to Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Person.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 5 to Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The required transactions described in this Item 5(a) were reported on a Form 4 filed by the Reporting Person with the SEC pursuant to Section 16 of the Act on October 7, 2024, and is available on the SEC’s website at www.sec.gov, except for the following:

The information reported in such filing is expressly incorporated herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2024

/s/ Joshua Harley
Name: Joshua Harley